Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MINISO Group Holding Limited

名 創 優 品 集 團 控 股 有 限 公 司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

ANNUAL RESULTS ANNOUNCEMENT

FOR THE FISCAL YEAR ENDED JUNE 30, 2022

The board (the “Board”) of directors (the “Directors”) of MINISO Group Holding Limited (the “Company”) is pleased to announce the unaudited annual consolidated results of the Company and its subsidiaries (the “Group”) for the fiscal year ended June 30, 2022, together with the comparative figures for the corresponding period in 2021. These annual results have been reviewed by the audit committee of the Board (the “Audit Committee”).

In this announcement, “we”, “us” and “our” refer to the Company and where the context otherwise requires, the Group.

FINANCIAL PERFORMANCE HIGHLIGHTS

	For the Fiscal Year Ended
	June 30,
	2021	2022	Change (%)

	(RMB in thousands,
	except percentages and per share data)
Revenue	9,071,659	10,085,649	11.2%
Gross profit	2,430,686	3,069,761	26.3%
Operating profit	401,035	882,027	119.9%
(Loss)/profit before taxation	(1,216,192)	906,813	N/A
(Loss)/profit for the year	(1,429,447)	639,743	N/A
(Loss)/profit for the year attributable to:
– Equity shareholders of the Company	(1,415,010)	638,170	N/A
– Non-controlling interests	(14,437)	1,573	N/A
(Loss)/earnings per share
– Basic (RMB)	(1.18)	0.53	N/A
– Diluted (RMB)	(1.18)	0.52	N/A
Adjusted net profit, a non-IFRS measure	477,159	722,578	51.4%
Adjusted net earnings per share, a non-IFRS measure
– Basic (RMB)	0.42	0.60	42.9%
– Diluted (RMB)	0.42	0.59	40.5%

NON-IFRS FINANCIAL MEASURES

In evaluating our business, we consider and use non-IFRS measures, such as adjusted net profit and adjusted basic and diluted net earnings per share, as supplemental measures to review and assess our operating performance. The presentation of the non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. We define adjusted net profit, a non-IFRS measure, as profit/ (loss) excluding (i) fair value changes of redeemable shares with other preferential rights, and (ii) equity-settled share-based payment expenses. We define adjusted basic net earnings per share, a non-IFRS measure, as dividing the adjusted net profit attributable to the equity shareholders of the Company by the weighted-average number of ordinary shares outstanding. We define adjusted diluted net earnings per share, a non-IFRS measure, as dividing the adjusted net profit attributable to the equity shareholders of the Company by the weighted average number of ordinary shares outstanding assuming conversion of all potential dilutive ordinary shares.

We present the non-IFRS financial measures because they are used by our management to evaluate our operating performance and formulate business plans. The non-IFRS financial measures enable our management to assess our operating results without considering the impacts of the aforementioned non-cash and other adjustment items. Accordingly, we believe that the use of the non-IFRS financial measures provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and the Board.

The non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. The non-IFRS financial measures have limitations as an analytical tool. One of the key limitations of using adjusted net profit, a non-IFRS measure, is that it does not reflect all items of income and expense that affect our operations. Further, the non-IFRS measures may differ from similar non-IFRS measures used by other companies, including peer companies, and therefore the comparability may be limited.

The non-IFRS financial measures should not be considered in isolation or construed as an alternative to profit/(loss), basic and diluted earnings per share or any other measure of performance. Investors are encouraged to review our historical non-IFRS financial measures in light of the most directly comparable IFRS measures, as shown below. The non-IFRS financial measures presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The following table reconciles our adjusted net profit, a non-IFRS measure, for the fiscal years ended June 30, 2021 and 2022 to the most directly comparable financial measure calculated and presented in accordance with IFRS, which is (loss)/profit for the year.

	For the Fiscal Year
	Ended June 30,
	2021	2022

	(RMB in thousands)
(Loss)/profit for the year	(1,429,447)	639,743

Add back:
Fair value changes of redeemable shares with other preferential rights	1,625,287	–
Equity-settled share-based payment expenses	281,319	82,835
Adjusted net profit, a non-IFRS measure	477,159	722,578

BUSINESS REVIEW AND OUTLOOK

Business Review for the fiscal year ended June 30, 2022

We are a global value retailer offering a variety of design-led lifestyle products. Within nine years since we opened our first store in China in 2013, we have successfully incubated two brands – MINISO and TOP TOY. We have built our flagship brand “MINISO” as a globally recognized retail brand and established a store network worldwide. Our flagship brand “MINISO” offers a frequently-refreshed assortment of lifestyle products covering diverse consumer needs, and consumers are attracted to our products’ trendiness, creativeness, high quality and affordability.

For the fiscal year ended June 30, 2022, the aggregate GMV of products sold through our MINISO store network reached approximately RMB18.4 billion. TOP TOY brand achieved a GMV of RMB595.6 million in the same fiscal year in multi-channels.

Brands and Products

In the fiscal year ended June 30, 2022, we launched an average of over 550 SKUs under the “MINISO” brand per month, and we offered consumers a wide selection of over 9,000 core SKUs, the vast majority of which are under the “MINISO” brand. Our MINISO product offering spans across 11 major categories, including home decor, small electronics, textile, accessories, beauty tools, toys, cosmetics, personal care, snacks, fragrance and perfumes, and stationery and gifts.

Under the TOP TOY brand, we offered around 3,800 SKUs as of June 30, 2022 across 8 major categories, including blind boxes, toy bricks, model figures, model kits, collectible dolls, Ichiban Kuji, sculptures, and other popular toys.

As of June 30, 2022, we have established co-branding relationships with IP licensors owning 75 popular brands. We also co-developed new IPs with talented independent artists into popular IP products. As of June 30, 2022, we had co-developed 190 IP products under our TOP TOY brand with 14 IP licensors.

Store Network

As of June 30, 2022, we served consumers primarily through a network of about 5,200 MINISO stores, including over 3,200 MINISO stores in China and approximately 2,000 MINISO stores overseas. The following table shows the number of MINISO stores in China and overseas as of the dates presented:

	As of June 30,
	2021	2022
Number of MINISO stores
China	2,939	3,226
Directly operated stores	5	14
Stores operated under MINISO Retail Partner model	2,919	3,195
Stores operated under distributor model	15	17
Overseas	1,810	1,973
Directly operated stores	127	133
Stores operated under MINISO Retail Partner model	195	208
Stores operated under distributor model	1,488	1,632
Total	4,749	5,199

We have also expanded our TOP TOY store network in China. As of June 30, 2022, we had a total of 97 TOP TOY stores, all of which were located in China. We also had a small number of roboshops selling our TOP TOY products as of June 30, 2022.

	As of June 30,
	2021	2022
Number of TOP TOY stores
Directly operated stores	2	7
Stores operated under MINISO Retail Partner model	31	90
Total	33	97

Store operations in China

As of June 30, 2022, apart from 14 directly operated MINISO stores and 7 directly operated TOP TOY stores, substantially all of our other MINISO and TOP TOY stores in China were operated under our MINISO Retail Partner model. The following table shows the aggregate numbers of MINISO stores in China for the periods indicated:

	As of June 30,
	2021	2022
Directly operated stores
Number of stores at the beginning of the period	7	5
Number of new stores opened during the period	–	13
Number of closed stores during the period(1)	2	4
Net (decrease) increase in number of stores during the period	(2)	9
Number of stores at the end of the period	5	14
Stores operated under MINISO Retail Partner model
Number of stores at the beginning of the period	2,513	2,919
Number of new stores opened during the period	639	477
Number of closed stores during the period(1)	233	201
Net increase in number of stores during the period	406	276
Number of stores at the end of the period	2,919	3,195
Stores operated under distributor model
Number of stores at the beginning of the period	13	15
Number of new stores opened during the period	6	3
Number of closed stores during the period(1)	4	1
Net increase in number of stores during the period	2	2
Number of stores at the end of the period	15	17

Note:

(1)	The closure of MINISO stores was due to various reasons, such as expiration of store leases, increases in store rental, changes in the layout of shopping malls where the stores were located, unprofitableness of certain stores, and closure by MINISO Retail Partners or distributors for other considerations, as applicable.

Our ability to penetrate into various tiers of cities is evidenced by our proven track record of successfully penetrating into various lower-tier cities in China despite our previous experience operating in mostly high-tier Chinese cities. The following table shows the aggregate numbers of MINISO stores in China by city-tiers for the periods indicated:

	As of June 30,
	2021	2022
Number of MINISO stores in China
First-tier cities	482	466
Second-tier cities	1,320	1,377
Third- or lower-tier cities	1,137	1,383
Total	2,939	3,226

The MINISO Retail Partner model represents a mutually beneficial relationship between us and the MINISO Retail Partners, where we achieve rapid store network expansion with consistent brand image and consumer experience in an asset-light manner, and our MINISO Retail Partners attain attractive investment opportunities. Our MINISO Retail Partners are also motivated to maintain a loyal relationship with us. As of June 30, 2022, 469 of our 912 MINISO Retail Partners had invested in MINISO stores for over three years.

We plan to focus on establishing and reinforcing the recognition of the TOP TOY brand and expanding our TOP TOY store network in first- and second-tier cities in China in the near future while also expanding into lower-tier cities. For expansion of our MINISO store network in China, our efforts will be focused on penetration into lower-tier cities as we have established a strong presence in more developed cities.

The following table shows the number of our MINISO Retail Partners in China for the periods indicated. We only had one distributor for the MINISO brand in Tibet in China during the fiscal year ended June 30, 2022. As of the date of this announcement, there has been no conversion of our collaboration partners in China from a MINISO Retail Partner to a distributor, or vice versa.

	As of June 30,
	2021	2022
Number of MINISO Retail Partners at the beginning of the period(1)	742	821
Number of new MINISO Retail Partners during the period(2)	177	186
Number of terminated MINISO Retail Partners during the period(3)	98	86
Net increase in number of MINISO Retail Partners during the period(2)	79	100
Number of MINISO Retail Partners at the end of the period(1)	821	921

Notes:

(1)	Number of MINISO Retail Partners at a given date is calculated based on the number of individuals and entities with effective contractual relationships with us at that date.

(2)	We added 177 and 186 new MINISO Retail Partners in the fiscal years ended June 30, 2021 and 2022, respectively. The increase in the number of new MINISO Retail Partners in the fiscal year ended June 30, 2022 was mainly due to our store expansion strategy into more lower-tier cities in China, which demands us to cooperate with many more long-tail MINISO Retail Partners with local resources for store expansion purposes.

(3)	The number of terminated MINISO Retail Partners decreased to 86 in the fiscal year ended June 30, 2022 from 98 in the previous fiscal year, primarily due to a decrease in the number of closed stores in China and hence a corresponding decrease in the number of terminated long-tail MINISO Retail Partners.

Our TOP TOY stores are operated under the MINISO Retail Partner Model as well. Among the MINISO Retail Partners shown in the table above, we had 6 and 9 MINISO Retail Partners operating TOP TOY stores as of June 30, 2021 and 2022, respectively.

Overseas store operations

We have adopted flexible store operation models, including direct operation, MINISO Retail Partner model and the distributor model as we expand our global footprints, depending on the growth potential, local regulation and other factors in the markets. In consideration of the evolving local regulatory requirements, market conditions and their operational needs, our overseas franchisees may sometimes convert from a MINISO Retail Partner to a distributor, or vice versa.

As of June 30, 2022, in international markets, there were over 130 stores directly operated by us and over 1,800 MINISO Retail Partner stores and stores operated under the distributor model. As of the date of this announcement, to our knowledge, except for one distributor that is controlled by Mr. YE Guofu (“Mr. Ye”), our chairman and chief executive officer, and another distributor which has a minority shareholding in one of our subsidiaries, all of our overseas MINISO Retail Partners and distributors are independent third parties. For the fiscal year ended June 30, 2022, the respective transaction amount with these two distributors accounted for insignificant percentages of our total revenue. The following table shows the aggregate numbers of MINISO stores in overseas markets for the periods indicated:

	As of June 30,
	2021	2022
Directly operated stores
Number of stores at the beginning of the period	122	127
Number of new stores opened during the period	27	26
Number of closed stores during the period(1)	22	20
Net increase in number of stores during the period	5	6
Number of stores at the end of the period	127	133
Stores operated under MINISO Retail Partner model
Number of stores at the beginning of the period	193	195
Number of new stores opened during the period	16	18
Number of closed stores during the period(1)	14	5
Net increase in number of stores during the period	2	13
Number of stores at the end of the period	195	208
Stores operated under distributor model
Number of stores at the beginning of the period	1,374	1,488
Number of new stores opened during the period	254	239
Number of closed stores during the period(1)	140	95
Net increase in number of stores during the period	114	144
Number of stores at the end of the period	1,488	1,632

Note:

(1)	The closure of MINISO stores was due to various reasons, such as expiration of store leases, increases in store rental, changes in the layout of shopping malls where the stores were located, unprofitableness of certain stores, and closure by MINISO Retail Partners or distributors for other considerations, as applicable.

In the majority of international markets, we expand our store network by collaborating with local distributors with abundant local resources and retail experiences. The following table shows the number of our distributors in overseas markets for the periods indicated:

	For the fiscal year ended
	June 30,
	2021	2022
Number of distributors at the beginning of the period(1)	145	170
Number of new distributors during the period(2)	34	42
Number of terminated distributors during the period(2)	9	12
Net increase in number of distributors during the period(3)	25	30
Number of distributors at the end of the period(1)	170	200

Notes:

(1)	Number of distributors at a given date is calculated based on the number of individuals and entities with effective contractual relationships with us at that date.

(2)	Change of contracting entities by the same distributor is not taken into account in the calculation of numbers of new or terminated distributors.

(3)	We had 25 and 30 additional distributors in the fiscal years ended June 30, 2021 and 2022, respectively. The increase in the number of additional distributors in the fiscal year ended June 30, 2022 was primarily due to the increase of the number of distributors in India.

As of June 30, 2021 and 2022, we had 28 and 31 MINISO Retail Partners in overseas markets, respectively.

Other Key Operating Data

The following tables set forth certain of our key operating data other than store numbers for the periods indicated:

	For the fiscal year ended
	June 30,
	2021	2022

	(RMB in millions)
MINISO stores in China(1)
Total GMV	10,406	10,400
Annualized average revenue per MINISO store	2.5	2.2
Number of transactions (in millions)	305.7	285.1
Sales volume of SKUs (in millions)	904.0	857.8
Average spending per transaction (RMB)	34.0	36.5
Average selling price (RMB)	11.5	12.1

	For the fiscal year ended
	June 30,
	2021	2022

	(RMB in millions)
MINISO stores in overseas markets(1)
Total GMV(2)	4,860	6,414
Asian countries excluding China(2)	2,221	2,435
Americas(2)	1,813	2,717
Europe	276	562
Others	550	700
Annualized average revenue per MINISO store(2)	1.0	1.4
Asian countries excluding China(2)	1.0	1.1
Americas(2)	1.2	2.3
Europe	1.2	1.3
Others	0.6	0.5

Notes:

(1)	Annualized average revenue per MINISO store is annualized revenue calculated by dividing (a) revenue of MINISO brand by (b) the average of number of stores at the beginning and the end of the relevant period. The data of total GMV, number of transactions, sales volume of SKUs, average spending per transaction and average selling price includes data from offline channels only.

(2)	Total GMV of MINISO stores in overseas markets increased from RMB4,860 million in the fiscal year ended June 30, 2021 to RMB6,414 million in the fiscal year ended June 30, 2022, mainly due to the recovery of international markets from the COVID-19 pandemic, especially in Asian countries excluding China and Americas, which were our largest and second largest overseas markets in terms of store count and GMV, respectively. A similar trend was seen in annualized average revenue per MINISO store.

Our TOP TOY stores started operating in December 2020 in China. For the fiscal years ended June 30, 2021, and 2022, (i) total GMV of TOP TOY offline stores was RMB86.3 million and RMB519.2 million, respectively, (ii) annualized average revenue per TOP TOY store was RMB6.0 million and RMB5.3 million, respectively, (iii) number of transactions of TOP TOY stores was 0.6 million and 4.1 million, respectively, (iv) sales volume of SKUs of TOP TOY stores was RMB1.2 million and RMB7.6 million, respectively, (v) average spending per transaction in TOP TOY stores was RMB136.3 and RMB126.2, respectively, and (vi) average selling price in TOP TOY stores was RMB70.5 and RMB68.6, respectively. Annualized average revenue per TOP TOY store is annualized revenue calculated by dividing (a) revenue of TOP TOY brand by (b) the average of number of stores at the beginning and the end of the relevant period. The data of total GMV, number of transactions, sales volume of SKUs, average spending per transaction and average selling price includes data from offline channels only.

The following table sets forth the GMV through online channels of MINISO brand in China for the periods indicated:

	As of June 30,
	2021	2022

	(RMB in millions)
MINISO brand in China
Total GMV through online channels(1)	739	687

Note:

(1)	Excludes GMV through O2O platforms which is accounted for in GMV through offline channels.

The following table sets forth the average number of stores operated by MINISO Retail Partners and distributors as of the dates indicated:

	As of June 30,
	2021	2022
MINISO Retail Partners
Average number of stores operated(1)	3.6	3.6
Distributors
Average number of stores operated(2)	9.1	8.5

Notes:

(1)	Average number of stores operated by MINISO Retail Partners is calculated by dividing the average number of stores operated under the MINISO Retail Partner model at the beginning and the end of the relevant period by the average of number of MINISO Retail Partners at the beginning and the end of the relevant period.

(2)	Average number of stores operated by distributors is calculated by dividing the average number of stores operated under the distributor model at the beginning and the end of the relevant period by the average number of distributors at the beginning and the end of the relevant period.

Recent Developments after the Fiscal Year Ended June 30, 2022

Listing in Hong Kong

The shares of the Company were successfully listed (the “Listing”) on the Main Board of the The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) on July 13, 2022. Upon the Listing, the Company unwound its weighted voting rights structure, all the issued shares of the Company (including the Class B ordinary shares with super-voting rights) were converted and re-designated into ordinary shares which entitle holders to one vote for each share.

Impact of COVID-19 on Our Operations and Financial Performance

The resurgences of the Omicron variants of COVID-19 continued to impact the Company’s operations and results in the quarter ending September 30, 2022.

In China, regional Omicron outbreaks resulted in reduced traffic to shopping malls where MINISO and TOP TOY stores are located and led to temporary suspension of operations of certain stores. The average numbers of MINISO stores that were temporarily closed were about 64 and 153 in July and August 2022, respectively. Compared with the average monthly GMV of the quarter ended June 30, 2022, our GMV in China increased by approximately 39.1% and 25.3% in July and August 2022, respectively. Going into September 2022, as a result of government restrictions in certain areas in China, the Company currently expects the impact of COVID-19 to persist, especially in first- and second-tier cities.

We have also observed encouraging sales recovery in most of our overseas markets, for example, GMV from our distributor markets in July and August 2022, respectively, have surpassed the level in 2019 and represented a year-over-year growth of more than 30% compared to the same period of last year.

Business Outlook

Looking forward to the 2023 fiscal year, we aim to further grow our business by pursuing the following strategies.

Expand and Upgrade Our Store Network

During the past several months, we have been closely monitoring the development of the pandemic in China and dynamically adjusting our store network expansion plan in China in order to reduce operational risks of MINISO Retail Partners. We intend to take a disciplined approach in store network expansion to capture opportunities in lower-tier cities in China primarily for our MINISO stores, and further penetrate into the cities we have covered. For TOP TOY, we plan to continue to focus our store expansion in first- and second-tier cities while exploring opportunities to further expand into lower-tier cities. We believe there is still large potential for market expansion in China, and the short-term negative impacts of the pandemic is not expected to change fundamentally the long-term prospects of our store expansion.

In overseas markets, we have been accelerating our store network expansion during the past several quarters. We will continue to apply our flexible store operation models to further expand our store network based on local conditions in each market in fiscal year 2023. Moreover, we will continue to leverage our existing international operations for further development and to deepen the penetration into strategic markets, most notably in Asia, North America, and Europe.

Enhance Product Development and Supply Chain Capabilities

Under the current high inflation environment in certain overseas markets, consumers tend to look for more value, which creates great market opportunities for us. We will maintain and improve the value propositions of our products.

We will further enhance our dynamic product development strategy and enrich our product offerings by launching more playful, appealing and useful SKUs, timely adjust our merchandise mix catering to consumer preferences across the globe. At present, we have built preliminary capabilities to launch products in a “711” manner in major overseas markets. Our next focus is on Latin America, North America, Southeast Asia, and Europe, where our goal is to provide more localized products to consumers in those regions.

Furthermore, we plan to strengthen our efforts at incubating and co-developing our own IPs and deepen our relationships with existing co-branding partners and foster new co-branding collaborations to drive product innovation.

We will further optimize our supply chain by strengthening our cooperation with existing qualified suppliers, attracting new capable suppliers and further developing our global sourcing capabilities. In addition, we will continue to leverage China’s strong supply chain capabilities and benefit from exporting the Chinese supply chain overseas. By enhancing our product development and supply chain capabilities, we aim to buttress our products’ value-for-money, frequent renewals and broad selection to make our products attractive to global consumers.

Deepen Consumer Engagement and Drive Multi-channel Experience

We will continue to take initiatives to deepen consumer engagement and drive multi-channel experience, where consumers may engage or shop with us via both online channels, which encompass store-based online-to-offline channels as well as e-commerce channels, and offline channels. We plan to expand our online offerings and broaden our online sales channels by further developing our own e-commerce channels and collaborating with more third-party e-commerce and online-to-offline platforms. We will also leverage our network of store-based consumer communities on Weixin to allow consumers to conveniently place orders with their MINISO and TOP TOY stores of choice, providing them with a seamless multi-channel shopping experience. In international markets, we similarly plan to cooperate with more local e-commerce platforms to expand our online sales channels. We believe that offering additional channels of consumer experience will enhance our brand awareness and consumer loyalty, which drive increases in store traffic and in-store purchases. For example, consumers who have purchased our products online may become interested in visiting MINISO and TOP TOY stores offline and making purchases in store. This may bring in more revenue and higher profitability for MINISO and TOP TOY stores. Building on our existing strong consumer affinity, we will continue to improve our membership program, through which we will expand our membership base and accumulate valuable insights into consumer preferences and behavior to further improve operational efficiency, merchandise mix, and shopping experience. We will continue to launch innovative marketing initiatives leveraging popular social media platforms to reinforce consumer outreach efforts and increase our brand awareness.

Continue to Invest in Branding

We aim to continue to invest in branding to better monetize our product capabilities in fiscal year 2023, to effectively convert store visitors and consumers to customers, and to improve customer loyalty. To that end, we plan to enhance our brand recognition through marketing campaigns and customer engagement activities across various online and offline channels, exploration of alternative retail channels and expansion of online sales channels, increasing the proportion of TOP TOY-brand products under our TOP TOY label, and strategic brand upgrade for our MINISO brand in China.

MANAGEMENT DISCUSSION AND ANALYSIS

	For the Fiscal Year Ended
	June 30,
	2021	2022

	(RMB in thousands)
Revenue	9,071,659	10,085,649
Cost of sales	(6,640,973)	(7,015,888)

Gross profit	2,430,686	3,069,761
Other income	52,140	25,931
Selling and distribution expenses	(1,206,782)	(1,442,339)
General and administrative expenses	(810,829)	(816,225)
Other net (loss)/income	(40,407)	87,308
Credit loss on trade and other receivables	(20,832)	(28,924)
Impairment loss on non-current assets	(2,941)	(13,485)

Operating profit	401,035	882,027
Finance income	40,433	66,344
Finance costs	(28,362)	(33,396)

Net finance income	12,071	32,948
Fair value changes of redeemable shares with other preferential rights	(1,625,287)	–
Share of loss of equity-accounted investee, net of tax	(4,011)	(8,162)

(Loss)/profit before taxation	(1,216,192)	906,813
Income tax expense	(213,255)	(267,070)

(Loss)/profit for the year	(1,429,447)	639,743

(Loss)/profit for the year attributable to:
– Equity shareholders of the Company	(1,415,010)	638,170
– Non-controlling interests	(14,437)	1,573

Revenue

Our total revenue increased by 11.2% from RMB9,071.7 million for the fiscal year ended June 30, 2021 to RMB10,085.6 million for the fiscal year ended June 30, 2022, mainly attributable to an increase in revenue generated from sales of lifestyle products and pop toys, which increased by 12.0% from RMB8,036.7 million for the fiscal year ended June 30, 2021 to RMB8,997.7 million for the fiscal year ended June 30, 2022. The increase in revenue generated from sales of lifestyle products and pop toys was mainly due to (i) an increase in the number of MINISO stores and TOP TOY stores, and (ii) gradual recovery of business operations of MINISO stores from the COVID-19 pandemic in overseas markets in 2022 compared to the 2021.

During the period, the total number of MINISO stores, including those in China and overseas markets, increased from 4,749 as of June 30, 2021 to 5,199 as of June 30, 2022. The number of TOP TOY stores increased from 33 as of June 30, 2021 to 97 as of June 30, 2022.

Cost of Sales

Our cost of sales increased by 5.6% from RMB6,641.0 million for the fiscal year ended June 30, 2021 to RMB7,015.9 million for the fiscal year ended June 30, 2022, mainly due to a corresponding increase in our revenue.

Gross Profit and Gross Margin

Gross profit increased by 26.3% from RMB2,430.7 million for the fiscal year ended June 30, 2021 to RMB3,069.8 million for the fiscal year ended June 30, 2022, and gross margin increased from 26.8% to 30.4% during the same period. The increase in gross profit and gross margin was mainly driven by (i) an increase in revenue contribution from the Company’s international operations, which generally have a higher gross margin than the Company’s domestic operations. International operations contributed 26.2% of our total revenue for the fiscal year ended June 30, 2022, compared to 19.6% for the fiscal year ended June 30, 2021, and (ii) higher gross margin contributed by newly launched products in relation to our execution of strategic brand upgrade of MINISO in China.

Other Income

Our other income decreased by 50.3% from RMB52.1 million for the fiscal year ended June 30, 2021 to RMB25.9 million for the fiscal year ended June 30, 2022, primarily due to a decrease in government grants. There are different types of government grants and the amount of which generally fluctuates from period to period.

Selling and Distribution Expenses

Our selling and distribution expenses increased by 19.5% from RMB1,206.8 million for the fiscal year ended June 30, 2021 to RMB1,442.3 million for the fiscal year ended June 30, 2022. Excluding equity-settled share-based payment expenses, our selling and distribution expenses increased from RMB1,075.6 million to RMB1,390.3 million during the same period, which was primarily due to (i) increased personnel-related expenses; (ii) increased licensing expenses in relation to our enlarging IP library and enriching offerings of IP products; and (iii) increased promotion and advertising expense, mainly in connection with our strategic brand upgrade of MINISO in China.

General and Administrative Expenses

Our general and administrative expenses increased by 0.7% from RMB810.8 million for the fiscal year ended June 30, 2021 to RMB816.2 million for the fiscal year ended June 30, 2022. Excluding equity-settled share-based payment expenses, our general and administrative expenses increased by 18.9% from RMB660.7 million to RMB785.4 million during the same period, which was primarily due to (i) increased depreciation and amortization expenses, mainly related to the land use right of the Company’s headquarters building project; and (ii) increased personnel-related expenses, which were partially offset by decreased office operating expense as a result of expense control measures taken by the Company to tackle the resurgence of COVID-19 in China.

Other Net (Loss)/Income

Our other net income was RMB87.3 million for the fiscal year ended June 30, 2022, compared to other net loss of RMB40.4 million for the fiscal year ended June 30, 2021. This change was mainly attributable to a net foreign exchange gain of RMB14.0 million for the fiscal year ended June 30, 2022, compared to a net foreign exchange loss of RMB114.2 million for the fiscal year ended June 30, 2021.

Credit Loss on Trade and Other Receivables

Our credit loss on trade and other receivables was RMB20.8 million and RMB28.9 million for the fiscal years ended June 30, 2021 and 2022, respectively.

Impairment Loss on Non-current Assets

Our impairment loss on non-current assets was RMB2.9 million and RMB13.5 million for the fiscal years ended June 30, 2021 and 2022, respectively. We recorded impairment loss on non-current assets of directly operated stores.

Operating Profit

As a result of the foregoing, we recorded operating profit of RMB882.0 million for the fiscal year ended June 30, 2022, representing an increase of 119.9% from RMB401.0 million for the fiscal year ended June 30, 2021.

Net Finance Income

Our net finance income increased by 172.0% from RMB12.1 million for the fiscal year ended June 30, 2021 to RMB32.9 million for the fiscal year ended June 30, 2022, mainly due to an increase in interest income from bank deposits.

Fair Value Changes of Redeemable Shares with Other Preferential Rights

Our fair value changes of redeemable shares with other preferential rights were a loss of RMB1,625.3 million for the fiscal year ended June 30, 2021 and nil for the fiscal year ended June 30, 2022. The change was primarily due to the conversion of preferred shares into Class A ordinary shares upon the completion of our initial public offering in the United States and the termination of preferential rights attached to those preferred shares.

Share of Loss of Equity-accounted Investee, Net of Tax

Our share of loss of equity-accounted investee, net of tax was a loss of RMB8.2 million for the fiscal year ended June 30, 2022, compared to RMB4.0 million for the fiscal year ended June 30, 2021. We had share of loss of equity-accounted investee, net of tax for the fiscal years ended June 30, 2021 and 2022 due to our investment into and share of 20% of loss of a company which was established to acquire the land use right of a parcel of land in Guangzhou for the purpose of establishing a new headquarters building for our Group in August 2020. In October 2021, we acquired the remaining 80% equity interest in this company and we currently own 100% equity interests of the then equity-accounted investee.

Income Tax Expense

We recorded income tax expense of RMB267.1 million for the fiscal year ended June 30, 2022, compared to RMB213.3 million for the fiscal year ended June 30, 2021.

(Loss)/Profit for the Year

As a result of the foregoing, we recorded a profit for the year of RMB639.7 million for the fiscal year ended June 30, 2022, compared to a loss of RMB1,429.4 million for the fiscal year ended June 30, 2021.

Current Ratio

Our current ratio decreased from 2.6 as of June 30, 2021 to 2.1 as of June 30, 2022, primarily due to a decrease in total current assets of RMB1,126.5 million, which was a result of a decrease in inventories of RMB308.0 million, and a decrease in cash and cash equivalents of RMB1,423.2 million, partially offset by an increase in term deposits of RMB236.9 million.

OTHER INFORMATION ABOUT OUR FINANCIAL PERFORMANCE

Liquidity and Capital Resources

As at June 30, 2022, our cash, cash equivalents, restricted cash, term deposits, and other investments decreased by 15.3% from RMB6,878.3 million as at June 30, 2021, to RMB5,828.3 million. The decrease was primarily attributable to (i) the increase of net cash used in investing activities, mainly relating to the construction of the headquarters building and (ii) the increase of net cash used in financing activities, mainly from dividends paid to our shareholders.

Significant Investments

We did not make or hold any significant investments during the fiscal year ended June 30, 2022.

Material Acquisitions and Disposals

On October 27, 2021, we acquired 80% equity interest in YGF Investment V Limited (“YGF Investment”), which owns the land use right of a parcel of land in Guangzhou for the purpose of establishing a new headquarters building for our Group, at a total consideration of RMB694.5 million. Upon the completion, YGF Investment became a wholly-owned subsidiary of the Company. We have also consolidated the financial results of YGF Investment into our financial statements since the completion of this acquisition.

Save as disclosed above, we did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities or associated companies during the fiscal year ended June 30, 2022.

Pledge of Assets

As of June 30, 2022, none of our Group’s assets was pledged.

Cash Management Policy

We believe we can make better use of our cash by making appropriate investments in short-term investment products, which generate income without interfering with our business operation or capital expenditures. Our investment decisions with respect to financial products are made on a case-by-case basis and after due and careful consideration of a number of factors, including, but not limited to, the market conditions, the economic developments, the anticipated investment conditions, the investment cost, the duration of the investment and the expected benefit and potential loss of the investment. We have established a set of internal control measures which allow us to achieve reasonable returns on our investment while mitigating our exposure to high investment risks. These policies and measures were formulated by our senior management.

In order to make full use of idle funds, improve the utilization rate of surplus funds, and increase our income, under the premise of not affecting our normal business activities, subject to approval from our chief financial officer, we may purchase a certain amount of wealth management products from financial institutions. According to our internal policies, the manager of our treasury department should make proposals to invest in wealth management products to our chief financial officer and such proposals must be reviewed and approved by our chief financial officer. In assessing a proposal to invest in wealth management products, a number of criteria must be met, including but not limited to the following:

•	the purchase of wealth management products is limited to low-risk products such as term deposits, principal-guaranteed and interest-paying products, treasury notes issued by banks, and wealth management products with risk level below R2. The purchase of high-risk financial instruments such as securities and futures is strictly prohibited.

•	the expected return of the purchased wealth management products should be not lower than bank’s deposit interest rate for term deposits of the same period, the product structure should be relatively simple, and the purchases should be made from financial institutions with large operation scale, overall strength and good credit standing.

•	the treasury department is responsible for setting up a detailed ledger for wealth management products, the manager of the treasury department manages the financial products, and tracks the progress and safety of wealth management products. In the event of an abnormal situation, the manager of the treasury department should report the situation to the chief financial officer in a timely manner so that we can take effective measures immediately to reduce potential losses.

Future Plans for Material Investments and Capital Assets

As of June 30, 2022, we did not have any detailed future plans for material investments and capital assets.

Gearing Ratio

As of June 30, 2022, our gearing ratio was 0.1%, compared with 0.3% as of June 30, 2021, calculated as loans and borrowings divided by total equity as of the end of the year and multiplied by 100%.

Foreign Exchange Risk

Our financial reporting currency is RMB and changes in foreign exchange rates can significantly affect our reported results and consolidated trends. In addition, our results of operations, including margins, are affected by the fluctuation in foreign exchange rates. Our international operations generate revenues primarily in U.S. dollars. Generally, a weakening of RMB against U.S. dollar has a positive effect on our results of operations, while a strengthening of RMB against U.S. dollar has the opposite effect. We have not used any derivative financial instruments to hedge exposure to such risk. To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of RMB against U.S. dollar would have an adverse effect on RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or American Depositary Shares (“ADSs”) or for other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on U.S. dollar amounts available to us.

Contingent Liabilities

Commitment of Tax Payments

In connection with the acquisition of land use right and the construction of the headquarters building in Guangzhou, we entered into a letter of intent on November 26, 2020 with the local government of the district where our new headquarters building is located and committed to pay an aggregate amount of tax levies of no less than RMB965 million to a local government in Guangzhou for a five-year period starting from January 1, 2021. If we fail to meet the committed amount for any of the five calendar years, we will have to compensate the shortfall. On January 25, 2021, MINISO (Guangzhou) Co., Ltd. provided a performance guarantee of RMB160 million issued by a commercial bank to this local government in respect of the commitment of tax payments for the calendar year of 2021, which was valid from April 1, 2021 to March 31, 2022. We have met the commitment for the calendar year of 2021 and therefore MINISO (Guangzhou) Co., Ltd. is not required to make any compensation to the local government under the above performance guarantee. As of March 31, 2022, the above performance guarantee has expired. Subsequently in April 2022, MINISO (Guangzhou) Co., Ltd. provided a performance guarantee of RMB175 million issued by a commercial bank to this local government in respect of the commitment of tax payments for the calendar year of 2022, which was valid from April 1, 2022 to March 31, 2023. Our Directors have assessed that, based on the projection of and actual relevant taxes and surcharges paid and payable during the calendar year of 2022 we are expected to meet the commitment for the calendar year of 2022 and thus it is not probable that we need to make such compensation to the local government under the above performance guarantee. No provision has therefore been made in respect of this matter as of June 30, 2022.

Lawsuit relating to intellectual property (“IP”) dispute

For the fiscal year ended June 30, 2022, Ruimin Industry (Shanghai) Co., Ltd. initiated two legal proceedings against a PRC subsidiary of the Group and two of the Group’s suppliers relating to an IP dispute. The total amount claimed against the PRC subsidiary was RMB50 million. Based on the assessment of the Group’s litigation counsels, the probability of the subsidiary losing in these two cases is considered low, and even if the claimant were to prevail, the total compensation amount ordered by the courts is expected to be immaterial and significantly lower than the amount claimed. Therefore, no provision was made in respect of these two claims as of June 30, 2022.

Lawsuit relating to illicit competition

During the fiscal year ended June 30, 2022, Shenzhen Purcotton Technology Co., Ltd initiated a legal proceeding against certain PRC subsidiaries of the Group and one of the Group’s suppliers relating to an illicit competition dispute. The total amount claimed against the PRC subsidiaries was RMB30 million. Based on the assessment of the Group’s litigation counsels, the probability of the subsidiaries losing is considered low, and even if the claimant were to prevail, the total compensation amount ordered by the courts is expected to be immaterial and significantly lower than the amount claimed. Therefore, no provision was made in respect of the claim as of June 30, 2022.

Save as disclosed hereinabove, we had no other material contingent liabilities as of June 30, 2022.

Capital Commitment

As of June 30, 2022, our capital commitment was RMB842.9 million, compared with RMB128.6 million as of June 30, 2021, which is attributable mainly to the construction of the headquarters building.

Employees and Remuneration Policy

We had a total of 3,372 full-time employees as of June 30, 2022, including 1,976 in China and 1,396 in certain overseas countries. The following table sets forth the number of our employees categorized by function as of June 30, 2022.

Number of
Function	Employees
Product Development and Supply Chain Management	668
General and Administrative	482
Operations	1,614
Sales and Marketing	208
Technology	218
Business Development	102
Logistics	80

Total	3,372

Our total remuneration cost incurred for the fiscal year ended June 30, 2022 was RMB864.7 million, as compared to RMB916.2 million for the fiscal year ended June 30, 2021.

The number of employees employed by the Company varies from time to time depending on needs and employees are remunerated based on industry practice. The remuneration policy and package of the Group’s employees are periodically reviewed. Apart from pension funds and in-house training programmes, discretionary bonuses, share awards and share options from the Company’s share incentive plan may be awarded to employees according to the assessment of individual performance.

CORPORATE GOVERNANCE

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders and to enhance corporate value and accountability.

Compliance with the Corporate Governance Code

During the period from July 13, 2022, being the date on which the shares of the Company were listed on the Hong Kong Stock Exchange to the date of this announcement (the “Relevant Period”), we have complied with all the applicable code provisions of the Corporate Governance Code set forth in Part 2 of Appendix 14 to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”) (the “Corporate Governance Code”), save for the following.

Code provision C.2.1 of the Corporate Governance Code recommends, but does not require, that the roles of chairman of the Board and chief executive officer should be separate and should not be performed by the same individual.

The Company deviates from this code provision as we do not have a separate chairman and chief executive officer and Mr. Ye currently performs these two roles of the Company. Mr. Ye is our founder and has extensive experience in our business operations and management. The Board believes that vesting the roles of both chairperson and chief executive officer in the same person has the benefit of ensuring consistent leadership within our Group and enables more effective and efficient overall strategic planning for our Group. The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable our Company to make and implement decisions promptly and effectively. The Board will continue to review and consider splitting the roles of chairman of the Board and the chief executive officer of our Company if and when it is appropriate taking into account the circumstances of the Group as a whole.

Compliance with the Model Code for Securities Transactions by Directors

The shares of the Company were only listed on the Hong Kong Stock Exchange on July 13, 2022, since which time the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules (the “Model Code”) has been applicable to the Company.

The Company has adopted the Management Trading of Securities Policy (the “Code”), with terms no less exacting that the Model Code, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code. Specific enquiry has been made to all the Directors and each of the Directors has confirmed that he/she has complied with the required standards as set out in the Code during the Relevant Period.

BOARD COMMITTEES

To oversee particular aspects of the Company’s affairs, the Board has established three Board committees, including the Audit Committee, the compensation committee (the “Compensation Committee”) and the nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”) (together, the “Board Committees”). The Board has delegated to the Board Committees responsibilities as set out in their respective terms of reference.

Audit Committee

The Company has established the Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code.

The Audit Committee comprises three independent non-executive Directors, namely Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping. Ms. XU Lili, being the chairwoman of the Audit Committee, is appropriately qualified as required under Rules 3.10(2) of the Listing Rules.

The primary duties of the Audit Committee are:

(a)	to monitor the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

(b)	to review the adequacy of our internal control over financial reporting; and

(c)	to review all related party transactions for potential conflict of interest situations and approving all such transactions.

The Audit Committee has reviewed the unaudited annual results of the Company for the fiscal year ended June 30, 2022 and has met with the independent auditor, KPMG. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

The unaudited financial information disclosed in this announcement is preliminary. The audit of the financial statements and related notes to be included in the Company’s annual report to shareholders for the fiscal year ended June 30, 2022 is still in progress. The figures in respect of the Company’s unaudited consolidated statement of financial position, unaudited consolidated statement of profit or loss, unaudited consolidated statement of profit or loss and other comprehensive income, unaudited consolidated statement of changes in equity and unaudited consolidated statement of cash flows and the related notes thereto as of and for the fiscal year ended June 30, 2022 as set out in the preliminary announcement have been compared by the Company’s auditor, KPMG, to the amounts set out in the Company’s draft consolidated financial statements for the year and the amounts were found to be in agreement. The work performed by KPMG in this respect did not constitute an audit, review or other assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by KPMG.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between the Company’s audited financial statements and this preliminary unaudited financial information.

Compensation Committee

The Company has established the Compensation Committee in compliance with Rule 3.25 of the Listing Rules and the Corporate Governance Code.

The Compensation Committee comprises three independent non-executive Directors, namely Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping and an executive Director, namely Mr. Ye. Mr. ZHU Yonghua is the chairman of the Compensation Committee.

The primary duties of the Compensation Committee are:

(a)	to review and make recommendations to the Board with respect to Director’s compensation;

(b)	to evaluate the performance of our chief executive officer and chief financial officer and review and make recommendations to the Board regarding the terms of their compensation; and

(c)	to review and approve the compensation of our other executive officers and senior management.

Nominating and Corporate Governance Committee

The Company has established the Nominating and Corporate Governance Committee in compliance with the Corporate Governance Code and Rule 3.27A of the Listing Rules.

The Nominating and Corporate Governance Committee comprises three independent non-executive Directors, namely Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping and an executive Director, namely Mr. Ye. Mr. WANG Yongping is the chairman of the Nominating and Corporate Governance Committee.

The primary duties of the Nominating and Corporate Governance Committee are:

(a)	in respect of its nomination functions, to develop and recommend to the Board criteria for Board and committee membership, recommend to the Board the persons to be nominated for election as Directors and to each of the Board’s Committees, and develop and recommend to the Board a set of corporate governance guidelines; and

(b)	in respect of its corporate governance functions, to ensure that our Company is operated and managed for the benefit of all shareholders and to ensure our Company’s compliance with the Listing Rules.

OTHER INFORMATION

Purchase, Sale or Redemption of the Company’s Listed Securities

Neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company’s securities listed on the Hong Kong Stock Exchange or on the New York Stock Exchange during the Relevant Period, except for shares or ADSs purchased for the benefit of the Company’s ESOP platforms pursuant to its currently effective share incentive plan.

Dividend

The Board has approved a special cash dividend in the amount of US$0.172 per ADS or US$0.043 per ordinary share on August 17, 2022, and have been paid to the holders of ADS and ordinary shares on around September 9, 2022.

The Board did not recommend the distribution of an annual dividend for the fiscal year ended June 30, 2022.

Unaudited Consolidated Statement of Profit or Loss

(Expressed in thousands of Renminbi, except for per share data)

		For the year ended
		June 30,
	Note	2021	2022
		RMB’000	RMB’000
Revenue	3	9,071,659	10,085,649
Cost of sales	5	(6,640,973)	(7,015,888)

Gross profit		2,430,686	3,069,761
Other income	4	52,140	25,931
Selling and distribution expenses	5	(1,206,782)	(1,442,339)
General and administrative expenses	5	(810,829)	(816,225)
Other net (loss)/income	6	(40,407)	87,308
Credit loss on trade and other receivables		(20,832)	(28,924)
Impairment loss on non-current assets		(2,941)	(13,485)

Operating profit		401,035	882,027
Finance income		40,433	66,344
Finance costs		(28,362)	(33,396)

Net finance income	7	12,071	32,948

Fair value changes of redeemable shares with other preferential rights		(1,625,287)	–
Share of loss of an equity-accounted investee, net of tax		(4,011)	(8,162)

(Loss)/profit before taxation		(1,216,192)	906,813
Income tax expense	8	(213,255)	(267,070)

(Loss)/profit for the year		(1,429,447)	639,743

Attributable to:
Equity shareholders of the Company		(1,415,010)	638,170
Non-controlling interests		(14,437)	1,573

(Loss)/profit for the year		(1,429,447)	639,743

(Loss)/earnings per share
Basic (loss)/earnings per share (RMB)	9	(1.18)	0.53
Diluted (loss)/earnings per share (RMB)	9	(1.18)	0.52

Unaudited Consolidated Statement of Profit or Loss and Other Comprehensive Income

(Expressed in thousands of Renminbi)

	For the year ended June 30,
	2021	2022
	RMB’000	RMB’000
(Loss)/profit for the year	(1,429,447)	639,743

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of foreign operations	(16,548)	40,494

Other comprehensive (loss)/income for the year	(16,548)	40,494

Total comprehensive (loss)/income for the year	(1,445,995)	680,237

Attributable to:
Equity shareholders of the Company	(1,429,621)	677,667
Non-controlling interests	(16,374)	2,570

Total comprehensive (loss)/income for the year	(1,445,995)	680,237

Unaudited Consolidated Statement of Financial Position

(Expressed in thousands of Renminbi)

		As at June 30,
	Note	2021	2022
		RMB’000	RMB’000
ASSETS
Non-current assets
Property, plant and equipment	10	76,316	419,894
Right-of-use assets	11	689,887	2,342,589
Intangible assets		61,005	43,066
Goodwill		19,640	19,388
Deferred tax assets		168,552	154,333
Other receivables		–	28,274
Prepayments	12	138,481	201,682
Interest in an equity-accounted investee		352,062	–

		1,505,943	3,209,226

Current assets
Other investments	13	102,968	210,523
Inventories	14	1,496,061	1,188,095
Trade and other receivables	15	824,725	1,056,198
Cash and cash equivalents	16	6,771,653	5,348,492
Restricted cash	17	3,680	32,376
Term deposits		–	236,878
		9,199,087	8,072,562

Total assets		10,705,030	11,281,788

EQUITY
Share capital	19	92	92
Additional paid-in capital		8,289,160	7,982,824
Other reserves		928,005	993,307
Accumulated losses		(2,558,291)	(1,944,581)

Equity attributable to equity shareholders of the Company		6,658,966	7,031,642
Non-controlling interests		(6,812)	(4,242)

Total equity		6,652,154	7,027,400

		As at June 30,
	Note	2021	2022
		RMB’000	RMB’000
LIABILITIES
Non-current liabilities
Contract liabilities	3	59,947	51,658
Loans and borrowings		6,925	6,503
Lease liabilities		483,144	393,068
Deferred income		20,005	14,488

		570,021	465,717
Current liabilities
Loans and borrowings		13,669	445
Trade and other payables	18	2,809,182	3,072,991
Contract liabilities		266,919	361,522
Lease liabilities		321,268	257,997
Deferred income		6,060	6,295
Current taxation		65,757	89,421

		3,482,855	3,788,671

Total liabilities		4,052,876	4,254,388

Total equity and liabilities		10,705,030	11,281,788

Unaudited Consolidated Statement of Changes in Equity

(Expressed in thousands of Renminbi)

	Attributable to equity shareholders of the Company
		Additional			Share-based		PRC			Non-	Total
	Share	paid-in	Merger	Treasury	payment	Translation	statutory	Accumulated		controlling	(deficit)/
	capital	capital	reserve	shares	reserve	reserve	reserve	losses	Total	interests	equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at July 1, 2020	69	162,373	117,912	(19,393)	486,438	(5,395)	46,422	(1,125,055)	(336,629)	13,583	(323,046)

Changes in equity for the year ended June 30, 2021
Loss for the year	–	–	–	–	–	–	–	(1,415,010)	(1,415,010)	(14,437)	(1,429,447)
Other comprehensive loss for the year	–	–	–	–	–	(14,611)	–	–	(14,611)	(1,937)	(16,548)

Total comprehensive loss for the year	–	–	–	–	–	(14,611)	–	(1,415,010)	(1,429,621)	(16,374)	(1,445,995)

Capital injection from shareholders	1	1,193	–	–	–	–	–	–	1,194	–	1,194
Consolidation of special purpose vehicles	–	973	–	(973)	–	–	–	–	–	–	–
Issuance of ordinary shares relating to initial public offering and exercise of the over-allotment option, net of underwriting commissions and other issuance costs	9	4,178,851	–	–	–	–	–	–	4,178,860	–	4,178,860
Release of ordinary shares from share award scheme	5	(18,065)	–	18,060	–	–	–	–	–	–	–
Conversion of Series A preferred shares into Class A ordinary shares	8	3,963,835	–	–	–	–	–	–	3,963,843	–	3,963,843
Equity settled share-based transactions	–	–	–	–	281,319	–	–	–	281,319	–	281,319
Appropriation to statutory reserve	–	–	–	–	–	–	18,226	(18,226)	–	–	–
Acquisition of a subsidiary with non-controlling interests	–	–	–	–	–	–	–	–	–	(4,021)	(4,021)

Balance at June 30, 2021	92	8,289,160	117,912	(2,306)	767,757	(20,006)	64,648	(2,558,291)	6,658,966	(6,812)	6,652,154

	Attributable to equity shareholders of the Company
		Additional			Share-based		PRC			Non-
	Share	paid-in	Merger	Treasury	payment	Translation	statutory	Accumulated		controlling
	capital	capital	reserve	shares	reserve	reserve	reserve	losses	Total	interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at July 1, 2021	92	8,289,160	117,912	(2,306)	767,757	(20,006)	64,648	(2,558,291)	6,658,966	(6,812)	6,652,154

Changes in equity for the year ended June 30, 2022
Profit for the year	–	–	–	–	–	–	–	638,170	638,170	1,573	639,743
Other comprehensive income for the year	–	–	–	–	–	39,497	–	–	39,497	997	40,494

Total comprehensive income for the year	–	–	–	–	–	39,497	–	638,170	677,667	2,570	680,237

Dividend declared	–	(306,255)	–	–	–	–	–	–	(306,255)	–	(306,255)
Exercise of options	–	589	–	–	–	–	–	–	589	–	589
Release of ordinary shares from share award scheme	–	(670)	–	670	–	–	–	–	–	–	–
Repurchase of shares	–	–	–	(82,160)	–	–	–	–	(82,160)	–	(82,160)
Equity settled share-based transactions	–	–	–	–	82,835	–	–	–	82,835	–	82,835
Appropriation to statutory reserve	–	–	–	–	–	–	24,460	(24,460)	–	–	–

Balance at June 30, 2022	92	7,982,824	117,912	(83,796)	850,592	19,491	89,108	(1,944,581)	7,031,642	(4,242)	7,027,400

Unaudited Consolidated Statement of Cash Flows

(Expressed in thousands of Renminbi)

		For the year ended June 30,
	Note	2021	2022
		RMB’000	RMB’000
Cash flows from operating activities
Cash generated from operations		1,111,031	1,636,392
Income tax paid		(194,711)	(230,130)

Net cash from operating activities		916,320	1,406,262

Cash flows from investing activities
Payment for purchases of property, plant, equipment and intangible assets		(180,279)	(290,108)
Payment for acquisition of land use right		–	(944,099)
Proceeds from disposal of property, plant and equipment and intangible assets		4,323	351
Payment for purchases of other investments		(28,887,790)	(12,627,323)
Proceeds from disposal of other investments		28,787,790	12,525,477
Placement of term deposits		–	(236,878)
Interest income		40,433	66,344
Investment income from other investments		66,837	63,801
Proceeds from repayment from related parties		14,713	–
Payments for investment in an equity-accounted investee		(356,000)	–
Acquisition of a subsidiary, net of cash acquired		(8,824)	(683,483)

Net cash used in investing activities		(518,797)	(2,125,918)

Cash flows from financing activities
Proceeds from capital injection from shareholders, subscription of restricted shares and exercise of options		2,795	589
Proceeds from initial public offering and exercise of the over-allotment option, net of underwriting commissions and other issuance costs		4,178,860	–
Proceeds from loans and borrowings		313	–
Repayment of loans and borrowings		(416,588)	(5,295)
Repayment to the controlling shareholder		(11,946)	–
Payment of capital element and interest element of lease liabilities		(215,762)	(317,017)
Payments of repurchase of shares		–	(82,160)
Prepayments for repurchase of shares		–	(3,375)
Interest paid		(1,488)	(1,000)
Dividends paid		–	(306,255)
Payments of listing expenses relating to Hong Kong public offering		–	(19,046)

Net cash from/(used in) financing activities		3,536,184	(733,559)

Net increase/(decrease) in cash and cash equivalents		3,933,707	(1,453,215)
Cash and cash equivalents at the beginning of the year		2,853,980	6,771,653
Effect of movements in exchange rates on cash held		(16,034)	30,054

Cash and cash equivalents at the end of the year	16	6,771,653	5,348,492

NOTES

(Expressed in Renminbi unless otherwise indicated)

1	Significant accounting policies

(a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”), accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. These financial information also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

(b)	Basis of preparation

The Group has adopted June 30 as its financial year end date.

The consolidated financial statements for the years ended June 30, 2021 and 2022 comprise the Company and its subsidiaries and the Group’s interest in an associate.

The measurement basis used in the preparation of the financial statements is the historical cost basis except that other investments and redeemable shares with other preferential rights are stated at their fair value.

(c)	Changes in accounting policies

The Group has applied the following amendments to IFRSs issued by the IASB to these financial statements that are first effective for the current accounting period of the Group:

•	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16, Interest rate benchmark reform – Phase 2

The adoption of the above amendments to IFRSs did not have a material impact on the consolidated financial statements of the Group.

2	Segment reporting

The Group manages its businesses by divisions, which are organized by a mixture of both brands and geographical regions. In a manner consistent with the way in which information is reported internally to the Group’s most senior executive management for the purposes of resource allocation and performance assessment, the Group has two reporting segments of MINISO brand and TOP TOY brand as of and for the years ended June 30, 2021 and 2022.

No other operating segments have been aggregated to these reportable segments, but have been aggregated and presented as “other segment”. Business included as other segment did not meet the quantitative thresholds for reportable segments for the years ended June 30, 2021 and 2022. The segment information is as follows:

Reportable segments	Operations

MINISO brand	Design, buying and sale of lifestyle products
TOP TOY brand	Design, buying and sale of pop toys

(i)	Segment results, assets and liabilities

Information related to each reportable segment is set out below. Segment profit/(loss) before taxation is used to measure performance because management believes that this information is the most relevant in evaluating the results of the respective segments.

	As at and for the year ended June 30, 2021
				Other
	Reportable segments			segment	Total
		TOP	Total
	MINISO	TOY	reportable
	brand	brand	segments
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
External revenues	8,735,947	98,241	8,834,188	237,471	9,071,659
Inter-segment revenue	1,978	5,832	7,810	115,701	123,511

Segment revenue	8,737,925	104,073	8,841,998	353,172	9,195,170
Segment profit/(loss) before taxation	378,926	(24,376)	354,550	58,556	413,106
Finance income	38,858	9	38,867	1,566	40,433
Finance costs	(26,324)	(2,021)	(28,345)	(17)	(28,362)
Depreciation and amortization	(252,721)	(11,229)	(263,950)	(1,069)	(265,019)
Other material non-cash items:
– credit loss on trade and other receivables	(20,208)	(607)	(20,815)	(17)	(20,832)
– impairment loss on non-current assets	(1,850)	(1,091)	(2,941)	–	(2,941)
Segment assets	9,873,002	315,038	10,188,040	164,928	10,352,968
Segment liabilities	3,662,661	333,096	3,995,757	57,119	4,052,876

	As at and for the year ended June 30, 2022
				Other
	Reportable segments			segment	Total
		TOP	Total
	MINISO	TOY	reportable
	brand	brand	segments
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
External revenues	9,468,718	446,930	9,915,648	170,001	10,085,649
Inter-segment revenue	895	501	1,396	215,183	216,579

Segment revenue	9,469,613	447,431	9,917,044	385,184	10,302,228
Segment profit/(loss) before taxation	941,037	(81,536)	859,501	97,455	956,956
Finance income	62,218	416	62,634	3,190	65,824
Finance costs	(26,481)	(6,904)	(33,385)	(11)	(33,396)
Depreciation and amortization	(317,273)	(32,528)	(349,801)	(1,916)	(351,717)
Other material non-cash items:
– credit loss on trade and other receivables	(27,054)	(1,762)	(28,816)	(108)	(28,924)
– impairment loss on non-current assets	(8,656)	(4,829)	(13,485)	–	(13,485)
Segment assets	8,310,214	519,814	8,830,028	171,163	9,001,191
Segment liabilities	3,552,457	620,953	4,173,410	62,341	4,235,751

(ii)	Reconciliations of information on reportable segments to the amounts reported in the financial statements

	For the year ended June 30,
	2021	2022
	RMB’000	RMB’000
i. Revenue
Total revenue for reportable segments	8,841,998	9,917,044
Revenue for other segment	353,172	385,184
Elimination of inter-segment revenue	(123,511)	(216,579)

Consolidated revenue	9,071,659	10,085,649

ii. Profit before taxation
Total profit before taxation for reportable segments	354,550	859,501
Profit before taxation for other segment	58,556	97,455
Unallocated amounts:
– Fair value changes of redeemable shares with other preferential rights	(1,625,287)	–
– Share of loss of an equity-accounted investee, net of tax	(4,011)	(8,162)
– Expenses relating to construction of headquarters building and depreciation expense of apartments for use as staff quarters	–	(41,981)

Consolidated (loss)/profit before taxation	(1,216,192)	906,813

	As at June 30,
	2021	2022
	RMB’000	RMB’000
iii. Assets
Total assets for reportable segments	10,188,040	8,830,028
Assets for other segment	164,928	171,163
Other unallocated amounts
– Interest in an equity-accounted investee	352,062	–
– Assets relating to construction of headquarters building	–	2,028,095
– Apartments for use as staff quarters	–	252,502

Consolidated total assets	10,705,030	11,281,788

iv. Liabilities
Total liabilities for reportable segments	3,995,757	4,173,410
Liabilities for other segment	57,119	62,341
Other unallocated amounts
– Liabilities relating to construction of headquarters building	–	18,637

Consolidated total liabilities	4,052,876	4,254,388

v.	Other material items

	For the year ended June 30, 2021
	Reportable		Elimination of
	segment	Other	discontinued	Consolidated
	totals	segment	operations	totals
	RMB’000	RMB’000	RMB’000	RMB’000
Finance income	38,867	1,566	–	40,433
Finance costs	(28,345)	(17)	–	(28,362)
Depreciation and amortization	(263,950)	(1,069)	–	(265,019)
Credit loss on trade and other receivables	(20,815)	(17)	–	(20,832)
Impairment loss on non-current assets	(2,941)	–	–	(2,941)

	For the year ended June 30, 2022
	Reportable
	segment	Other	Unallocated	Consolidated
	totals	segment	amount	totals
	RMB’000	RMB’000	RMB’000	RMB’000
Finance income	62,634	3,190	520	66,344
Finance costs	(33,385)	(11)	–	(33,396)
Depreciation and amortization	(349,801)	(1,916)	(38,154)	(389,871)
Credit loss on trade and other receivables	(28,816)	(108)	–	(28,924)
Impairment loss on non-current assets	(13,485)	–	–	(13,485)

(iii)	Geographic information

The geographic information analyses the Group’s revenue and non-current assets by the Group’s country of domicile and other regions. In presenting the geographic information, segment revenue has been based on the geographic location of customers and segment assets are based on the geographic location of the assets.

	For the year ended
	June 30,
	2021	2022
	RMB’000	RMB’000
i. Revenue
the PRC (place of domicile)	7,291,219	7,442,156
Other Asian countries excluding the PRC	961,622	1,174,323
America	584,630	1,189,119
Europe	117,214	174,691
Others	116,974	105,360
	9,071,659	10,085,649

	As at June 30,
	2021	2022
	RMB’000	RMB’000
ii. Non-current assets
the PRC (place of domicile)	902,793	2,575,241
Other Asian countries excluding the PRC	82,414	63,021
America	191,304	204,459
Europe	22,399	10,490
	1,198,910	2,853,211

Non-current assets exclude deferred tax assets and non-current prepayments.

3	Revenue

The Group’s revenue is primarily derived from the sale of lifestyle and pop toy products through self-operated stores, franchised stores, offline distributors in the PRC and overseas and online sales conducted through the Group’s own mobile applications and self-operated online stores on third-party e-commerce platforms and through online distributors. Other sources of revenue mainly include license fees, sales-based royalties and sales-based management and consultation service fees from franchisees and distributors.

(i)	Disaggregation of revenue

In the following table, revenue from contracts with customers is disaggregated by major products and service lines, primary geographical markets and timing of revenue recognition. The table also includes a reconciliation of the disaggregated revenue with the Group’s reportable segments.

	For the year ended June 30,
	2021	2022
	RMB’000	RMB’000
Major products/service lines
– Sales of lifestyle and pop toy products
– Retail sales in self-operated stores	323,775	555,226
– Product sales to franchisees	5,506,365	5,499,267
– Sales to offline distributors	1,509,840	2,072,061
– Online sales	663,197	651,039
– Other sales channels	33,499	220,069
Sub-total	8,036,676	8,997,662
– License fees, sales-based royalties, and sales-based management and consultation service fees
– License fees	72,392	109,166
– Sales-based royalties	97,848	97,453
– Sales-based management and consultation service fees	488,138	478,775

Sub-total	658,378	685,394

– Others*	376,605	402,593
	9,071,659	10,085,649
Timing of revenue recognition
– Point in time	8,413,281	9,321,490
– Over time	658,378	764,159
Revenue from contracts with customers	9,071,659	10,085,649

Note:

*            Others mainly represented sales of fixtures to franchisees and distributors.

4	Other income

	For the year ended June 30,
	2021	2022
	RMB’000	RMB’000
Tax refund	1,279	3,231
Government grants (Note (i))	46,587	16,663
Income from depositary bank	4,274	6,037
	52,140	25,931

Note:

(i)	Government grants mainly represented unconditional cash awards granted by the local authorities in the PRC.

During the year ended June 30, 2022, government grants also included subsidies obtained by the subsidiaries in the U.S. under the Paycheck Protection Program Rule with an aggregated amount of USD1,320,000 (equivalent to RMB8,548,000).

5	Expenses by nature

	For the year ended June 30,
	2021	2022
	RMB’000	RMB’000
Cost of inventories	6,581,456	6,870,976
Payroll and employee benefits (Note (i))	916,185	864,693
Rental and related expenses	12,139	33,354
Depreciation and amortization (Note (ii))	265,019	389,871
Licensing expenses	88,063	149,612
Promotion and advertising expenses	214,788	242,681
Logistics expenses	195,593	272,363
Travelling expenses	52,966	66,172
Other expenses	332,375	384,730

Total cost of sales, selling and distribution and general and administrative expenses	8,658,584	9,274,452

Notes:

(i)	Payroll and employee benefits are analyzed as follows:

	For the year ended June 30,
	2021	2022
	RMB’000	RMB’000
Salaries, wages and bonus	543,646	666,968
Contributions to social security contribution plan	56,325	77,903
Welfare expenses	34,895	36,987
Employee compensation expenses	–	–
Equity-settled share-based payment expenses	281,319	82,835

	916,185	864,693

(ii)	Depreciation and amortization are analyzed as follows:

	For the year ended June 30,
	2021	2022
	RMB’000	RMB’000
Property, plant and equipment	30,507	58,865
Right-of-use assets	213,490	309,606
Intangible assets	21,022	21,400

	265,019	389,871

6	Other net (loss)/income

	For the year ended June 30,
	2021	2022
	RMB’000	RMB’000
Net foreign exchange (loss)/gain	(114,177)	14,041
Losses on disposal of property, plants and equipment and intangible assets	(2,317)	(5,614)
Investment income from other investments	66,837	63,801
Scrap income	11,242	11,808
Net change in fair value of other investments	2,968	5,709
Litigation compensation	–	(15,576)
Gains relating to cancellation and modification of lease contracts	–	13,456
Others	(4,960)	(317)

	(40,407)	87,308

7	Net finance income

	For the year ended June 30,
	2021	2022
	RMB’000	RMB’000
Finance income
– Interest income	40,433	66,344
	40,433	66,344
Finance costs
– Interest on loans and borrowings	(1,545)	(405)
– Interest on lease liabilities	(26,817)	(32,991)

	(28,362)	(33,396)

Net finance income	12,071	32,948

8	Income taxes

(a)	Taxation recognized in consolidated profit or loss:

	For the year ended June 30,
	2021	2022
	RMB’000	RMB’000
Amounts recognized in consolidated profit or loss

Current tax
Provision for the year	200,170	252,989

Deferred tax
Origination and reversal of temporary differences	13,085	14,081
Tax expense	213,255	267,070

1)	Cayman Islands and the British Virgin Islands (“BVI”)

Pursuant to the rules and regulations of the Cayman Islands and the BVI, the Group is not subject to any income tax in the Cayman Islands and the BVI.

2)	Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s Hong Kong subsidiaries are subject to Hong Kong Profits Tax at the rate of 16.5% on their taxable income generated from the operations in Hong Kong. A two-tiered profits tax rates regime was introduced in 2018 where the first HKD2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the Group to benefit from the progressive rates.

3)	Mainland China

Under the Corporate Income Tax (“CIT”) Law, the subsidiaries established in mainland China are subject to a unified statutory CIT rate of 25%.

A subsidiary established in Hengqin New Area of Zhuhai, a pilot free trade zone in the PRC, met the criteria for a preferential income tax rate of 15%.

4)	United States

Under United States Internal Revenue Code, the subsidiaries established in United States are subject to a unified Federal CIT rate of 21% and variable state income and franchise tax depends on which state the subsidiaries has nexus with. Most of subsidiaries in United States are operated in the state of California, and thus they will be subject to state income tax rate of 8.84%. Other subsidiaries in United States mainly are subject to state income tax rates ranging from 6.25% to 11.5% depending on the location of the operation.

5)	Indonesia

The subsidiary incorporated in Indonesia is subject to the prevailing statutory tax rate on taxable income. The statutory tax rate was 22% from fiscal years ended December 31, 2021 and onwards.

6)	India

Under the Income Tax Act 1961 enacted in India, the subsidiary incorporated in India is subject to a profit tax rate of 26%.

7)	Canada

Under the Canadian federal and provincial tax rules, the subsidiaries incorporated in Canada are subject to the combined Canadian federal and provincial statutory income tax rates ranging from 23% to 31% depending on the location of the operation.

8)	Singapore

Under the Income Tax Act enacted in Singapore, the subsidiaries incorporated in Singapore are subject to a tax rate of 17% on its chargeable income.

(b)	Reconciliation between tax expense and accounting profit at applicable tax rates:

	For the year ended June 30,
	2021	2022
	RMB’000	RMB’000
(Loss)/profit before taxation	(1,216,192)	906,813

Notional tax on profit before taxation, calculated at the rates applicable to profits in the jurisdictions concerned	118,766	214,704
Tax effect of share-based compensation expenses and employee compensation expenses	70,330	20,254
Tax effect of other non-deductible expenses	10,433	10,935
Effect of preferential tax treatments on assessable profits of a subsidiary	(34,218)	(18,001)
Tax effect of exempted and non-taxable interest income	(6,245)	(4,044)
Effect of unused tax losses not recognized	72,969	44,888
Effect of deductible temporary differences being utilized	(18,780)	(1,666)

Actual tax expenses	213,255	267,070

9	(Loss)/earnings per share

(a)	Basic (loss)/earnings per share

The calculation of basic (loss)/earnings per share has been based on the following (loss)/profit attributable to ordinary shareholders and weighted-average number of ordinary shares outstanding.

(i)	(Loss)/profit attributable to ordinary shareholders (basic):

	For the year ended June 30,
	2021	2022
	RMB’000	RMB’000
(Loss)/profit attributable to the equity shareholders of the Company	(1,415,010)	638,170
Less:
Allocation of undistributed earnings to holders of unvested restricted shares	116,929	(1,576)

(Loss)/profit used to determine basic earnings per share	(1,298,081)	636,594

The unvested restricted shares granted to employees under the 2018 and 2020 Share Award Scheme are entitled to non-forfeitable dividends during the vesting period. For the purpose of calculating basic loss per share, the numerators are thus be adjusted for the undistributed earnings attributed to these unvested shares in accordance with their participating rights, which have not been recognized in profit or loss.

(ii)	Weighted-average number of ordinary shares (basic):

The weighted average number of ordinary shares of 1,104,371,475 and 1,205,527,348 in issue for the years ended June 30, 2021 and 2022, respectively, were calculated as follows:

	For the year ended June 30,
	2021	2022
	Number of	Number of
	shares	shares
Issued ordinary shares at July 1, 2020 and 2021	865,591,398	1,204,860,715
Effect of shares issued upon IPO and exercise of the over-allotment option	90,911,146	–
Effect of shares converted from Series A preferred shares	83,495,097	–
Effect of shares released from share award scheme and option plan	64,373,834	2,369,454
Effect of repurchase of shares	–	(1,702,821)

Weighted average number of ordinary shares	1,104,371,475	1,205,527,348

(b)	Diluted (loss)/earnings per share

Diluted (loss)/earnings per share is calculated by adjusting the weighted average number of ordinary  shares outstanding to assume conversion of all potential dilutive ordinary shares.

There was no difference between basic and diluted loss per share during the year ended June 30, 2021 as the effect of the restricted shares granted to employees and share options granted to employees would be anti-dilutive.

During the year ended June 30, 2022, the calculation of diluted earnings per share was based on the profit attributable to ordinary equity shareholders of the Company of RMB638,170,000 and the weighted average number of ordinary shares of 1,216,637,439 shares, after adjusting by the dilutive effect of share award scheme and option plan, calculated as follows:

For the year ended
June 30, 2022
Number of shares
Weighted average number of ordinary shares, basic	1,205,527,348
Dilutive effect of share award scheme and option plan	11,110,091

Weighted average number of ordinary shares, diluted	1,216,637,439

10	Property, plant and equipment

		Leasehold	Office	Store operating	Motor		Construction
	Apartments	improvements	equipment	equipment	vehicles	Moulds	in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
At July 1, 2020	–	111,279	30,642	55,315	2,935	–	–	200,171
Acquisitions through business combination	–	413	7	215	904	–	–	1,539
Additions	–	12,484	11,710	8,822	–	–	–	33,016
Disposals	–	(1,392)	(3,675)	(15,508)	(1,012)	–	–	(21,587)
Exchange adjustments	–	(10,835)	(1,253)	(2,375)	(87)	–	–	(14,550)

At June 30, 2021	–	111,949	37,431	46,469	2,740	–	–	198,589

Acquisition of a subsidiary	–	–	14	–	–	–	10,276	10,290
Additions	242,639	67,160	16,779	7,628	232	26,510	48,528	409,476
Disposals	–	(15,389)	(3,183)	(6,670)	(622)	(102)	–	(25,966)
Exchange adjustments	–	4,400	2	(636)	(3)	–	–	3,763

At June 30, 2022	242,639	168,120	51,043	46,791	2,347	26,408	58,804	596,152

Accumulated depreciation:
At July 1, 2020	–	(33,195)	(12,728)	(19,835)	(1,070)	–	–	(66,828)
Charge for the year	–	(11,097)	(7,538)	(11,303)	(569)	–	–	(30,507)
Written back on disposals	–	395	3,026	5,028	77	–	–	8,526
Exchange adjustments	–	2,890	(1,386)	3,187	52	–	–	4,743

At June 30, 2021	–	(41,007)	(18,626)	(22,923)	(1,510)	–	–	(84,066)

Charge for the year	(7,538)	(17,840)	(7,144)	(8,647)	(452)	(17,244)	–	(58,865)
Written back on disposals	–	4,541	1,672	4,524	500	19	–	11,256
Exchange adjustments	–	(1,710)	63	395	6	–	–	(1,246)

At June 30, 2022	(7,538)	(56,016)	(24,035)	(26,651)	(1,456)	(17,225)	–	(132,921)

	Apartments	Leasehold improvements	Office equipment	Store operating equipment	Motor vehicles	Moulds	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Impairment:
At July 1, 2020	–	(38,162)	–	(7,119)	–	–	–	(45,281)
Addition	–	(1,742)	–	(1,199)	–	–	–	(2,941)
Written back on disposals	–	–	–	6,179	–	–	–	6,179
Exchange adjustments	–	3,472	–	364	–	–	–	3,836

At June 30, 2021	–	(36,432)	–	(1,775)	–	–	–	(38,207)

Addition	–	(8,880)	(1,380)	(2,802)	–	–	–	(13,062)
Written back on disposals	–	7,536	–	1,231	–	–	–	8,767
Exchange adjustments	–	(940)	(42)	146	–	–	–	(836)

At June 30, 2022	–	(38,716)	(1,422)	(3,200)	–	–	–	(43,338)

Net book value:
At June 30, 2021	–	34,510	18,805	21,771	1,230	–	–	76,316

At June 30, 2022	235,101	73,388	25,586	16,940	891	9,184	58,804	419,894

11	Right-of-use assets

The analysis of the net book value of right-of-use assets by class of underlying asset is as follows:

	Property	Warehouse equipment	Land use right	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
At July 1, 2020	832,657	24,857	–	857,514
Acquisitions through business combination	36,632	–	–	36,632
Additions	392,648	11,305	–	403,953
Derecognition	(155,478)	(24,179)	–	(179,657)
Exchange adjustments	(29,042)	(281)	–	(29,323)

At June 30, 2021	1,077,417	11,702	–	1,089,119

Acquisition of a subsidiary	–	–	1,781,595	1,781,595
Additions	337,717	414	815	338,946
Derecognition	(408,249)	(1,470)	–	(409,719)
Exchange adjustments	6,239	2	–	6,241

At June 30, 2022	1,013,124	10,648	1,782,410	2,806,182

Accumulated depreciation:
At July 1, 2020	(299,001)	(13,018)	–	(312,019)
Charge for the year	(205,344)	(8,146)	–	(213,490)
Derecognition	131,424	19,425	–	150,849
Exchange adjustments	13,033	191	–	13,224

At June 30, 2021	(359,888)	(1,548)	–	(361,436)

Charge for the year	(275,310)	(3,765)	(30,531)	(309,606)
Derecognition	243,575	1,470	–	245,045
Exchange adjustments	(2,917)	(1)	–	(2,918)

At June 30, 2022	(394,540)	(3,844)	(30,531)	(428,915)

Impairment:
At July 1, 2020	(42,628)	–	–	(42,628)
Charge for the year	–	–	–	–
Derecognition	1,759	–	–	1,759
Exchange adjustments	3,073	–	–	3,073

At June 30, 2021	(37,796)	–	–	(37,796)

Charge for the year	–	–	–	–
Derecognition	4,249	–	–	4,249
Exchange adjustments	(1,131)	–	–	(1,131)

At June 30, 2022	(34,678)	–	–	(34,678)

Net book value:
At June 30, 2021	679,733	10,154	–	689,887

At June 30, 2022	583,906	6,804	1,751,879	2,342,589

12	Prepayments

	As at June 30,
	2021	2022
	RMB’000	RMB’000
Prepayment for construction of a new headquarters building	–	200,861
Prepayment for purchase of apartments	133,458	–
Others	5,023	821

Total	138,481	201,682

13	Other investments

	As at June 30,
	2021	2022
	RMB’000	RMB’000
Financial assets measured at FVTPL
– Investment in trust investment schemes	102,968	208,649
– Others	–	1,874

	102,968	210,523

In December 2020, the Group invested in a trust investment scheme (“Trust Scheme A”) established and managed by a trust company as the trustee with the principal of RMB100,000,000 and an initial investment period of within one year. The Group subsequently extended the investment period to March 2023. Pursuant to the agreement, the Trust Scheme A is designated to make the majority of its investments in debt securities, while the principal and return of the investment are not guaranteed. Fair value of this investment as of June 30, 2021 and 2022 was estimated to be RMB102,968,000 and RMB103,537,000, respectively.

In July 2021, the Group invested in another trust investment scheme (“Trust Scheme B”) established and managed by a trust company as the trustee with the principal of RMB100,000,000 and an initial investment period of within one year. Pursuant to the agreement, the Trust Scheme B is designated to make the majority of its investments in debt securities, while the principal and return of the investment are not guaranteed. Fair value of this investment as of June 30, 2022 was estimated to be RMB105,112,000.

14	Inventories

	As at June 30,
	2021	2022
	RMB’000	RMB’000
Finished goods	1,491,328	1,186,810
Low-value consumables	4,733	1,285

	1,496,061	1,188,095

(a)	The analysis of the amount of inventories recognized as an expense and included in profit or loss is as follows:

	For the year ended June 30,
	2021	2022
	RMB’000	RMB’000
Carrying amount of inventories sold	6,632,530	6,915,713
Reversal of write-down of inventories	(51,074)	(44,737)

Cost of inventories recognized in consolidated statements of profit or loss	6,581,456	6,870,976

15	Trade and other receivables

	As at June 30,
	2021	2022
	RMB’000	RMB’000
Current
Trade receivables	374,828	375,798
Less: loss allowance	(59,827)	(85,117)

Trade receivables, net of loss allowance	315,001	290,681
Amounts due from related parties	1,791	5,105
Miscellaneous expenses paid on behalf of franchisees	192,072	246,097
Value-added tax (“VAT”) recoverable	79,590	182,906
Rental deposits	94,423	101,124
Receivables due from on-line payment platforms and banks (Note (i))	33,309	26,806
Prepayments for inventories	38,758	52,476
Prepayments for licensing expenses	11,503	35,223
Prepayments for listing expenses relating to Hong Kong public offering	–	58,560
Others	58,278	57,220

	824,725	1,056,198

Notes:

(i)	Receivables due from on-line payment platforms and banks mainly represented the proceeds of online sales through e-commerce platforms collected by and retained in third-party online payment platforms. Withdrawal of the balances retained in online payment platforms could be made anytime upon the Group’s instructions. The amounts also included those due from banks for offline sales made through customer credit/debit cards and other online payment platforms that require overnight processing by the collection banks.

(ii)	All of trade and other receivables classified as current portion are expected to be recovered or recognized as expense within one year.

(iii)	Trade debtors are due within 30 to 180 days from the date of revenue recognition for domestic and overseas customers respectively.

Aging analysis

As of the end of each reporting period, the aging analysis of trade receivables, based on the invoice date and net of loss allowance, is as follows:

	As at June 30,
	2021	2022
	RMB’000	RMB’000
Within 90 days	231,643	182,184
91 to 180 days	35,853	89,050
181 to 360 days	24,603	8,108
361 to 540 days	18,553	11,233
Over 540 days	4,349	106

	315,001	290,681

16	Cash and cash equivalents

Cash and cash equivalents comprise:

	As at June 30,
	2021	2022
	RMB’000	RMB’000
Cash on hand	549	450
Cash at bank	6,771,104	5,348,042

Cash and cash equivalents as presented in the consolidated statements of financial position and in the consolidated statements of cash flows	6,771,653	5,348,492

17	Restricted cash

	As at June 30,
	2021	2022
	RMB’000	RMB’000
Bank deposits held in an escrow bank account (i)	3,680	5,772
Bank deposits frozen for legal proceedings (ii)	–	26,604

	3,680	32,376

Notes:

(i)	The balance represented cash held in an escrow bank account in the PRC with designated usage of settlement with franchisees.

(ii)	The balance mainly represented deposits frozen for the lawsuits relating to intellectual property dispute and illicit competition.

18	Trade and other payables

	As at June 30,
	2021	2022
	RMB’000	RMB’000
Trade payables	624,688	649,415
Payroll payable	63,621	68,969
Accrued expenses	155,698	264,905
Other taxes payable	20,633	52,078
Deposits	1,833,516	1,875,380
Amounts due to related parties	7,490	13,710
Others	103,536	148,534

	2,809,182	3,072,991

The credit period granted by suppliers is 30 to 60 days.

Deposits received from suppliers, distributors and franchisees may be repayable to suppliers, distributors and franchisees after more than one year. All of the other trade payables, other payables, accruals and amounts due to related parties or franchisees are expected to be settled within one year or are repayable on demand.

Aging analysis

As of the end of each reporting period, the aging analysis of trade payables, based on the invoice date, is as follows:

	As at June 30,
	2021	2022
	RMB’000	RMB’000
Within 1 month	558,743	599,280
1 to 3 months	41,176	32,308
3 months to 1 year	10,322	5,010
Over 1 year	14,447	12,817

	624,688	649,415

19	Share capital and additional paid-in capital

(i)	Upon incorporation in January 2020, the Company authorized and issued 5,000,000,000 and 976,634,771 ordinary shares, respectively, with a par value of US$0.00001 each. Among the 976,634,771 ordinary shares issued, 865,591,398 shares represented ordinary shares outstanding of the Company and 111,043,373 shares were recognized as treasury shares. These shares rank pari passu in all respects with the ordinary shares in issue.

(ii)	The Company adopted a dual-class share structure effective immediately prior to the completion of the US IPO. All the Company’s issued ordinary shares, including treasury shares reserved for the share award scheme, had been re-designated as 766,011,125 Class A ordinary shares and 328,290,482 Class B ordinary shares respectively immediately prior to the completion of the US IPO.

Holders of the Class A ordinary shares and Class B ordinary shares had the same rights except for voting and conversion rights. In respect of matters requiring the votes of shareholders, the holder of Class B ordinary shares was entitled to three votes per share, while the holders of Class A ordinary shares were entitled to one vote per share. Each Class B ordinary share was convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares were not convertible into Class B ordinary shares under any circumstances.

(iii)	Upon completion of the US IPO and the exercise of the over-allotment option, the Company issued 121,600,000 and 9,664,748 Class A ordinary shares at par value of US$0.00001 each for cash consideration of US$5.00 each, respectively. The total net proceeds received were US$625,274,000 (equivalent to RMB4,178,860,000), net of share issuance costs. The share issuance costs paid and payable mainly include share underwriting commissions, legal fees, accounting fees and other related costs, which were incremental costs directly attributable to the issuance of the new shares.

(iv)	Upon completion of the US IPO on October 15, 2020, each issued Series A preferred share was converted into one Class A ordinary share by re-designation and reclassification of every Series A preferred share in issue as a Class A ordinary share on a one for one basis. As a result, the financial liabilities for Series A preferred shares were derecognized and recorded as share capital and additional paid-in capital.

(v)	During the years ended June 30, 2021 and 2022, 71,880,408 and 4,492,180 of restricted shares and options were vested and exercised, and were released from treasury shares into Class A ordinary shares.

(vi)	As of June 30, 2021 and 2022, analysis of the Company’s issued shares including treasury shares reserved for the share award scheme, was as follows:

	As of June 30, 2021 and 2022
	Number of shares	Share capital
		RMB’000
Class A ordinary shares	897,275,873	69
Class B ordinary shares	328,290,482	23

	1,225,566,355	92

(vii)	On December 21, 2021, the board of directors authorized a share repurchase program under which the Company may repurchase up to USD200 million of its shares until September 21, 2022.

During the period from December 21, 2021 to June 30, 2022, the Company repurchased Class A ordinary shares as follows, and the cost of the Company’s shares held by the Group was recorded in treasury shares:

	Number	Highest	Lowest
	of shares	price paid	price paid	Aggregate
Month	repurchased	per share	per share	price paid
		USD	USD	USD’000
December 2021	809,040	2.50	2.34	1,979
January 2022	674,036	2.48	2.23	1,624
February 2022	700,712	2.48	2.03	1,638
March 2022	1,612,600	2.48	1.58	3,371
April 2022	610,024	2.10	1.75	1,180
May 2022	702,104	1.95	1.28	1,100
June 2022	1,002,760	2.38	1.28	1,871

Total	6,111,276			12,763
Equivalent to RMB’000				82,160

PUBLICATION OF THE ANNUAL RESULTS ANNOUNCEMENT AND ANNUAL REPORT

This annual results announcement is published on the website of the Hong Kong Stock Exchange at www.hkexnews.hk and our Company’s website at ir.miniso.com. The annual report of the Company for the fiscal year ended June 30, 2022 will be dispatched to the Company’s shareholders and made available for review on the above websites in due course.

By Order of the Board
MINISO Group Holding Limited
Mr. YE Guofu
Executive Director and Chairman

Hong Kong, September 29, 2022

As of the date of this announcement, the Board comprises Mr. YE Guofu, Mr. LI Minxin, Mr. ZHANG Saiyin as executive Directors, and Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive Directors.